News Release
TSX, NYSE-MKT Symbol: NCQ

NovaCopper Intersects Significant High-Grade Copper Mineralization in All of the First Six Holes from 2012 Drilling Program at South Reef Zone

September 12, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper” or "the Company”) is pleased to announce significant results from exploration diamond drilling at the South Reef Zone of the Bornite Property, one of its Upper Kobuk Mineral Projects (“UKMP”) located in the Ambler mining district of Northwest Alaska. This is the first set of drill results, comprising six out of twenty-two holes, which total approximately 15,000 meters drilled so far from the 2012 drilling program. Additional drill results are anticipated to be released regularly over the next few months as they become available.

Highlights

All six holes intersected significant high-grade copper mineralization:

  RC12-202 intersected three mineralized intervals with a composite total of 50.1 meters, within a total interval of 57.4 meters, averaging 3.0% copper, including a higher grade interval of 7.8 meters grading 12.0% copper;

  RC12-201 intersected four mineralized intervals with a composite total of 112.5 meters, within a total interval of 142.0 meters, averaging 2.4% copper, including a higher grade interval of 12.6 meters grading 9.5% copper;

  RC12-198 intersected four mineralized intervals with a composite total of 84.7 meters, within a total interval of 103.4 meters, averaging 2.0% copper, including a higher grade interval of 8.5 meters grading 6.4% copper;

  RC12-195 intersected three mineralized intervals with a composite total of 74.5 meters, within a total interval of 100.1 meters, averaging 1.2% copper, including a higher grade interval of 22.1 meters grading 3.1% copper;

  RC12-197 intersected two mineralized intervals with a composite total of 83.7 meters, within a total interval of 90.7 meters, averaging 2.1% copper, including a higher grade zone of 46.6 meters grading 2.7% copper; and

  RC12-196 intersected three mineralized intervals with a composite total of 86.8 meters, within a total interval of 97.2 meters, averaging 1.5% copper, including a higher grade interval of 64.8 meters grading 1.7% copper.

The above results use a cutoff grade of 0.5% copper. Drill holes RC12-199 and RC12-200 are still pending complete assay results and will be reported in the next release of results.

“We are delighted with the initial drill results from the South Reef Zone. All of the holes have demonstrated the continuity of the high-grade copper mineralization that comes within an already robust and broad +1% copper envelope. Management believes that South Reef has the potential to become another world-class copper deposit, and that it complements very well our multi-billion-pound 7%-copper-equivalent endowment at the Arctic deposit1. These deposits are unfolding in a way that makes the Ambler district one of the most exciting copper plays in the world,” said Rick Van Nieuwenhuyse, NovaCopper’s President and Chief Executive Officer. “The above drill results are the first batch from this year’s exploration program at South Reef. We look forward to updating our shareholders with further results as the drilling campaign continues.”

So far, drilling at South Reef has outlined a 300 meter by 700 meter northeast trending zone of mineralization. Copper mineralization remains open to the north and east and is partially open to the south. Figure 1 shows a plan map of drill hole locations and assay results on the South Reef at a 0.5% cutoff grade. Infill and extension drilling is continuing at South Reef and results will be released as they become available.

Figure 1: Bornite Drill Hole Location Map 0.5% Copper Cutoff

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1 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb. containing 19.4 million tonnes (Mt) of Indicated Resource grading approximately 4.1% copper, 6% zinc, 1.0% lead, 60 g/t silver and 0.8 g/t gold.

The 2012 Bornite drilling program is focused on further defining the South Reef Zone which was identified as a significant potential high grade resource area during the 2011 exploration drilling program where three holes (DDH’s RC11-0187, RC11-0192 and RC11-0194) intersected significant mineralization including high grade and thick intersections of copper mineralization. Current drilling is focusing on extending and defining the Zone in order to support an initial National Instrument 43-101 (“NI 43-101”) compliant resource estimate anticipated to be completed in Q1 2013.

Copper mineralization at the Ruby Creek and South Reef Zones are hosted within broad dolomitized limestones within the Devonian-age Bornite Carbonate Sequence. Mineralization is selectively developed in massive dolostones and both sedimentary and hydrothermal breccias as seen in Figure 2. Mineralization occurs as a roughly 50 to 200 meters thick shallowly dipping tabular zone centered roughly over a basement discontinuity. The mineralized system is strongly zoned with a distal zinc rich pyrite halo surrounding progressively more proximal chalcopyrite stockworks and disseminations, bornite stockworks and disseminations, and finally, local semi-massive sulphide zones of chalcocite, bornite, and chalcopyrite.

Figure 2: Cross-section through the South Reef Zone

The current drilling at the South Reef Zone is in addition to the recently announced Ruby Creek Zone NI 43-101 resource estimate which was filed on SEDAR and EDGAR on August 28, 2012. At a copper cutoff grade of 0.5%, the Ruby Creek Zone is estimated to contain Indicated Resources of 6.8 million tonnes at 1.19% Cu for 178.7 million lbs of contained copper and Inferred Resources of 47.7 million tonnes of 0.84% Cu for 883.2 million lbs of contained copper.

Results are presented in Table 1 at a cutoff grade of 0.5% copper so as to be comparable with previous South Reef drill results released by NovaGold Resources Inc. in 2011. In addition, results at a more selective higher grade cutoff of 1.0% copper are also presented in Table 2.

TABLE 1. Significant Copper Composites - South Reef Zone - 0.5% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0195	502.3	522.4	20.1	66.0	1.08	-	-	-	21.6
	539.8	572.1	32.3	106.0	0.82	-	-	-	26.5
	580.3	602.4	22.1	72.4	3.08	-	-	-	67.9
3 intervals			74.5	244.5	1.23	-	-	-	91.4
DDH RC12-196	425.3	447.3	22.0	72.0	0.95	-	-	-	20.9
	457.7	522.5	64.8	212.6	1.70				110.1
2 intervals			86.8	284.6	1.51	-	-	-	131.0
DDH RC12-197	388.8	435.4	46.6	152.9	2.67	-	-	-	124.5
	442.4	479.5	37.1	121.7	1.27				47.0
2 intervals			83.7	274.6	2.05	-	-	-	171.5
DDH RC12-0198	544.6	571.5	26.9	88.3	1.57	-	-	-	42.2
	577.7	612.0	34.3	112.5	1.17	-	-	-	40.1
	629.4	652.9	23.5	77.1	3.54	0.21	0.20	-	83.3
including*	639.5	648.0	8.5	27.8	6.39	0.47	0.37	-	54.2
3 intervals			84.7	277.9	1.95	-	-	-	165.5
DDH RC12-199 and 200	results pending					-	-	-
						-	-	-
DDH RC12-0201	550.6	599.4	48.8	160.1	4.14	-	-	-	202.2
including*	566.6	579.2	12.6	41.2	9.51	0.07	0.12	-	119.5
	608.4	632.2	23.8	78.1	1.04	-	-	-	24.8
	652.7	692.6	39.9	130.9	1.14	-	-	-	45.6
3 intervals			112.5	369.1	2.42	-	-	-	272.7
DDH RC12-202	533.9	564.8	30.9	101.4	3.78	-	0.24	5.5	116.7
including*	543.3	551.1	7.8	25.5	11.95	-	0.93	21.0	92.8
	572.1	591.3	19.2	63.0	1.79	-	-	-	34.3
2 intervals			50.1	164.4	3.02	-	-	-	151.1

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20 % x meter Cu interval
2)	Cutoff grade of 0.5 % Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results

* Internal higher grade interval

TABLE 2. Significant Copper Composites - South Reef Zone - 1.0% Cutoff

			thickness	thickness	Cu	Co	Au	Ag	Cu
	from	to	meters	feet	%	%	gpt	gpt	% meters
DDH RC12-0195	581.7	593.5	11.7	38.5	2.74	-	-	-	32.2
1 intervals			11.7	38.5	2.74	-	-	-	32.2
DDH RC12-196	460.2	486.8	26.6	87.1	2.64	-	-	-	70.1
	489.8	504.1	14.3	46.8	1.47	-	-	-	20.9
2 intervals			40.8	133.9	2.23	-	-	-	91.0
DDH RC12-197	397.4	435.4	37.9	124.4	3.12	-	-	-	118.3
	442.4	462.6	20.2	66.2	1.83	-	-	-	36.9
2 intervals			58.1	190.6	2.67	-	-	-	155.1
DDH RC12-0198	544.6	562.3	17.7	58.1	1.47	-	-	-	26.0
	631.7	652.9	21.2	69.7	3.86	0.23	0.22	-	81.9
2 intervals			38.9	127.8	2.77	-	-	-	107.9
DDH RC12-199 and 200	results pending					-	-	-
						-	-	-
DDH RC12-0201	560.1	596.5	36.4	119.4	5.27	-	-	-	191.8
1 interval			36.4	119.4	5.27	-	-	-	191.8
DDH RC12-202	533.9	561.8	27.9	91.5	4.13	-	0.27	6.1	115.2
	578.5	591.3	12.8	41.8	2.41	-	-	-	30.7
2 intervals			40.6	133.3	3.59	-	-	-	145.9

Footnotes to Drill Interval Table:

1)	Significant interval defined as a minimum 20 % x meter Cu interval
2)	Cutoff grade of 1.0% Cu
3)	Internal dilution up to 6 continuous meters of <0.5% Cu
4)	Intervals of <0.1gpt Au, <0.05% Co and <5.0 gpt Ag not reported
5)	Significant quantities of Au, Ag, and Co are reported in high-grade intervals
6)	Some rounding errors may occur
7)	Individual composite intervals of >2.0% Cu are highlighted
8)	Though mineralization is tabular and shallowly dipping - no true thicknesses are implied in the results

* Internal higher grade interval

The Ambler mining district is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class volcanogenic massive sulfide (“VMS”) deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also containing significant amounts of cobalt, silver and gold. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit with ~7% copper-equivalent grades2 and the Bornite carbonate replacement deposit. Both deposits are located within the Company’s UKMP land package that spans approximately 140,500 hectares. The Arctic deposit had a post-tax net present value of between approximately US$500 million and US$1.0 billion, depending on metal price assumptions in the Preliminary Economic Assessment (“PEA”) filed April 24, 20123. The PEA is preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

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2 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.
3 NovaCopper filed a PEA for the Ambler Project on April 24, 2012 entitled “NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK” Report March 9, 2012. It is available for download on NovaCopper’s website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Quality Control

The drill program and sampling protocol were managed by qualified persons employed by NovaCopper. The diamond drill holes were typically collared at HQ diameter drill core and reduced to NQ diameter during the drilling process. Samples were collected using a 0.5 -meter minimum length, three-meter maximum length and 1.5 -meter average sample length. Drill core recovery averaged 90%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. NovaCopper will also be submitting 5% of the assay intervals from prospective lithologies to an independent check assay lab.

Qualified Person

Scott Petsel, P.Geo, UKMP Project Manager for NovaCopper, and a Qualified Person as defined by NI 43-101, has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization through exploration. Using four drill rigs the Company expects to complete between 15,000 meters to 18,000 meters of diamond core drilling this year. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company’s website at www.novacopper.com.

NovaCopper Contact:

Patrick Donnelly
Vice President, Corporate Communications
patrick.donnelly@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information”and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should”occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spin-out of NovaCopper Inc. filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource”does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve”unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources”or "inferred mineral resources”or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves”by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources”have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource”will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources”may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource”exists or is economically or legally mineable. Disclosure of "contained ounces”in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves”by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves”are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves”under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.